Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Seven Oaks Acquisition Corp.

Commission File No. 001-39817

CONFIDENTIAL MaxDelivery Acquisition Overview

CONFIDENTIAL 2 Disclaimer About this Presentation This investor presentation (this “Presentation”) does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SVOK, the Company, or any of their respective affiliates . No such offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Forward Looking Statements Certain statements, estimates, targets and projections in this Presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or SVOK’s or the Company’s future financial or operating performance . For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s services, projections of the Company’s future financial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by SVOK and its management, and the Company and its management, as the case may be, are inherently uncertain . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : ( i ) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination ; (ii) the outcome of any legal proceedings that may be instituted against SVOK, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto ; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SVOK or the Company ; (iv) the inability of the Company to satisfy other conditions to closing ; (v) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination ; (vi) the ability to meet stock exchange listing standards following the consummation of the Business Combination ; (vii) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination ; (viii) the ability to recognize the anticipated benefits of the Business Combination or the Company’s pending acquisition of MaxDelivery , which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees ; costs related to the Business Combination ; (ix) changes in applicable laws or regulations ; (x) the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors ; (xi) the Company’s estimates of expenses and profitability, which may be affected by, among other things, the Company's proposed strategic commercial agreement with Palantir ; (xii) the evolution of the markets in which the Company competes ; (xiii) the ability of the Company to implement its strategic initiatives and continue to innovate its existing products ; (xiv) the ability of the Company to defend its intellectual property ; (xv) the ability of the Company to satisfy regulatory requirements ; (xvi) the impact of the COVID - 19 pandemic on the Company’s and the combined company’s business ; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in SVOK’s annual report on Form 10 - K for the fiscal year ended December 31 , 2020 , which was filed with the SEC on March 31 , 2021 and amended on June 3 , 2021 , and other risks and uncertainties indicated in the definitive proxy statement delivered to SVOK’s stockholders and related registration statement on Form S - 4 , including those set forth under “Risk Factors” therein, and other document to be filed with the SEC by SVOK . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Neither SVOK nor the Company undertakes any duty to update these forward - looking statements . Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2021 through 2026 . Neither SVOK’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections are forward - looking statements and should not be relied upon as being necessarily indicative of future results . In this Presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Financial Information ; Non - GAAP Financial Measures The historical financial information and data contained in this Presentation has not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S - X . Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by SVOK relating to the Business Combination and the proxy statement/prospectus contained therein . This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including Adjusted EBITDA and certain ratios and other metrics derived therefrom as well as Adjusted Cash Operating Costs . The Company defines Adjusted EBITDA as net income (loss) before interest expense, tax expense, depreciation and amortization, stock - based compensation expense and other one - time or non - recurring expenses, such as executive recruiting fees, severance, 3 rd party consulting fees, and transaction - related fees, among others, that the Company does not believe are recurring in nature or necessary for the ongoing operations of the business . The Company defines Adjusted Cash Operating Costs as Operating Expenses less depreciation and amortization, stock - based compensation expense and other one - time or non - recurring expenses, such as executive recruiting fees, severance, 3 rd party consulting fees, and transaction - related fees, among others, that the Company does not believe are recurring in nature or necessary for the ongoing operations of the business . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . SVOK and the Company believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . SVOK and the Company believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . This Presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, SVOK and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Industry and Market Data In this Presentation, the Company relies on and refers to certain information and statistics obtained from third - party sources which it believes to be reliable . Neither SVOK nor the Company has independently verified the accuracy or completeness of any such third - party information . Trademarks and Copyright This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but SVOK and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Additional Information SVOK has filed a registration statement on Form S - 4 with the Securities Exchange Commission (the “SEC”), which includes a proxy statement/prospectus . The registration statement has been declared effective and the proxy statement/prospectus has been distributed to Seven Oaks stockholders that is both the proxy statement in connection with its solicitation of proxies for the vote by SVOK’s stockholders with respect to the Business Combination and other matters as may be described in the registration statement, as well as the prospectus, relating to the offer and sale of the securities to be issued in the Business Combination . This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . SVOK's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SVOK and the Business Combination . The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of SVOK as of October 26 , 2021 , the record date for voting on the proposed Business Combination . Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www . sec . gov , or by directing a request to SVOK’s secretary at 445 Park Avenue, 17 th Floor, New York, NY 10022 , (917) 214 - 6371 . Participants in the Solicitation SVOK and its directors and executive officers may be deemed participants in the solicitation of proxies from SVOK’s stockholders with respect to the proposed Business Combination . A list of the names of those directors and executive officers and a description of their interests in SVOK is contained in SVOK’s registration statement on Form S - 4 , which was initially filed with the SEC on July 20 , 2021 , and is available free of charge at the SEC’s website at www . sec . gov . To the extent such holdings of SVOK’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed Business Combination . The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SVOK in connection with the proposed Business Combination . A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the proxy statement/prospectus for the proposed Business Combination .

CONFIDENTIAL MaxDelivery at a Glance 3 • One of New York’s first on - demand grocery delivery services, founded in 2004 by Chris Siragusa • Provides New Yorkers with a fast, easy, and convenient way to have a broad assortment of groceries delivered directly to their door on - demand, through its one - hour delivery service in Manhattan • Known for consistently delivering premium quality service to its customers 98% On - time, One - hour Deliveries ~ $100 Average Order Value ~98% Orders from Repeat Customers Note: Figures reflect metrics for year 2021

Transaction Summary

TRANSACTION OVERVIEW

- Boxed has executed a definitive agreement to acquire the assets, including the operations and technology, of MaxDelivery, one of New York's first on-demand grocery delivery services
- Chris Siragusa, MaxDelivery's Founder & CEO, will join Boxed's senior leadership team as SVP, Operations
- Transaction adds operational capabilities in dark-store micro-fulfillment[1] and rapid on-demand grocery delivery
- Transaction is expected to close in December; financial terms have not been disclosed

FUTURE GROWTH PLANS

- Chris Siragusa to lead Boxed's expansion into Fresh category and activate dark-store fulfillment operations in select markets across the United States
- MaxDelivery to become a Software & Services client of Boxed, helping deliver improved operational efficiencies and long-term scalability through Boxed proprietary technology
- MaxDelivery to bring Fresh assortment to Boxed customers in select markets over the medium term, providing current customers with expanded assortment and more ways to stock-up

1) Defined as mini logistics hubs strategically located in high density urban centers, which allow for preparation of orders in a short period of time

BOXED CONFIDENTIAL 4

CONFIDENTIAL Strategic Rationale 5 1. Broadens Boxed’s capabilities in micro dark - store fulfillment and fast grocery delivery 2. Enables fresh assortment expansion for Boxed customers in select markets 3. Scalable, low capex business model to be replicated across the US 4. MaxDelivery to become a client of Boxed Software & Services, enabling scalability of operations 5. Accretive margin profile with strong unit economics enabled by high AOVs +

MaxDelivery is Differentiated from the Competition

Overlap in operational strategy and competitive advantages make MaxDelivery a natural fit with Boxed

	maxdelivery	Online Ultrafast Grocery[1]	
AOVs	~$100	~$25 - 40	Higher AOVs drives improved unit economics and enables broader market coverage
Total SKUs	~10k	~2 - 3k	Broader assortment drives larger baskets and enables one-stop-shop for kitchen needs
Employees	W2	Contractors	Full-time employees offer consistent service driving customer loyalty – better overlap with Boxed ESG principals
Delivery Radius	3+ miles	1 – 2.5 miles	Offers wider delivery range enabled by AOVs; opportunity to expand into less dense markets
Unit Economic Profitability	Strong	Unproven	Long history of strong unit economics

Source: Food and Wine, Forbes, Grocery Dive, Morning Brew, The Spoon

1) Represents management estimates based on sample of grocery delivery services offering 10 to 15 minute delivery via on-demand apps

BOXED

CONFIDENTIAL